Exhibit 4.1

FLEXSTEEL INDUSTRIES, INC.

One-Year Incentive Compensation Award

Effective July 1, 2012, K. K. Czanderna is hereby granted a target award of 3,640 Performance Shares and cash compensation of $72,000 for the performance period beginning July 1, 2012 and ending June 30, 2013. The vesting date is June 30, 2013. The categories for the Target Goals are Net Shipments (weighted 20%) and Fully Diluted Earnings per Share (weighted 80%). The Target Goals are equal to those set forth for the Annual Cash Incentive Program.

Although this One-Year Incentive Compensation Award (the “Award”) is not granted pursuant to the Flexsteel Industries, Inc. (the “Company”) Long-Term Management Incentive Compensation Plan (the “Plan”), it is intended that the Award be governed by the terms of the Plan except to the extent such terms conflict with the provisions of the Award. In addition, the Award is also subject in all respects to the policies adopted from time to time by the Nominating and Compensation Committee of the Company relating to the administration of the Plan. This Notification has been duly executed on behalf of the Company.

Flexsteel Industries, Inc.

By:	/s/ Timothy E. Hall

Name:	Timothy E. Hall
Title:	SVP – Finance, Chief Financial Officer and Secretary